UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Lime Energy Co.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

53261U 205
(CUSIP Number of Class of Securities)
(Underlying Common Stock

Jeffrey R. Mistarz
Chief Financial Officer, Treasurer and Corporate Secretary
Lime Energy Co.
1280 Landmeier Road
Elk Grove Village, IL 60007-2410
Telephone: (847) 437-1666
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:

J. Todd Arkebauer Reed Smith LLP 10 S. Wacker Drive Chicago, IL 60606 (312) 207-6453	David Mittelman Reed Smith LLP Two Embarcadero Center, Suite 2000 San Francisco, CA 94111 (415) 659-5943

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$574,425	$22.57

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. These option grants cover 636,096 shares of the issuer’s common stock and have a value of $574,425 calculated using the Hull & White trinomial lattice model, as of January 23, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the Offer to Exchange Eligible Stock Options for Replacement Options, filed as Exhibit 99(a)(1)(A) hereto (the “ Offer to Exchange”), under the section entitled Summary Term Sheet and Frequently Asked Questions is incorporated into this Item 1 by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and Address. The name of the issuer is Lime Energy Co., a Delaware corporation (“Lime”), the address of its principal executive office is 1280 Landmeier Road, Elk Grove Village, IL 60007-2410 and the telephone number of its principal executive office is (847) 437-1666. The information set forth in the Offer to Exchange under Section 11 — Information About Lime is incorporated into this Item 2(a) by reference.
     (b) Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which Lime is offering eligible option holders the opportunity to exchange outstanding options to purchase shares of Lime’s common stock, par value $0.0001 per share, and that have an exercise price that is equal to or greater than $8.00 per share, for replacement options that will entitle the holder to purchase a fewer number of shares of Lime common stock at an exercise price equal to the closing price for a share of Lime common stock on the trading day the tendered eligible options are cancelled. As of January 23, 2009, there were approximately 636,096 shares of Lime common stock subject to stock options that are eligible for exchange in the Offer. Lime is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange and under the section entitled Summary Term Sheet and Frequently Asked Questions, Risks of Participating in The Offer, and under Section 2 — Number of Options; Expiration Date, Section 6 — Acceptance of Eligible Options for Exchange and Issuance of Replacement Options, Section 10 — Exchange Consideration; Terms of Replacement Options, and Schedule B: Risk Factors Related to Our Financial Condition, Business, and Common Stock, is incorporated into this Item 2(b) by reference.
     (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 9 — Price Range of Lime Common Stock is incorporated into this Item 2(c) by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) Name and Address. The filing person is the issuer, Lime Energy Co. The information set forth under Item 2(a) above is incorporated into this Item 3(a) by reference. The information set forth in the Offer to Exchange under Section 12 — Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options and Schedule A: Information About Our Directors and Executive Officers, is incorporated into this Item 3(a) by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms. The information set forth in the Offer to Exchange under the sections entitled Summary Term Sheet and Frequently Asked Questions, and under Section 1 — Eligibility, Section 2 — Number of Options; Expiration Date, Section 4 — Procedures for Tendering Eligible Options, Section 5 — Change in Election, Section 6 — Acceptance of Eligible Options for Exchange and Issuance of Replacement Options, Section 7 — Conditions of the Offer, Section 8 — Exchange Ratios, Section 10 — Exchange Consideration; Terms of Replacement Options, Section 13 — Status of Eligible Options Acquired by Us in the Offer, Section 14 — Legal Matters; Regulatory Approvals, Section 15 — Material U.S. Federal Income Tax Consequences, and Section 16 — Extension of the Offer; Termination; Amendment, is incorporated into this Item 4(a) by reference.
     (b) Purchases. Members of Lime’s Board of Directors and its executive officers are eligible to participate in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements the Concerning Eligible Options is incorporated into this Item 4(b) by reference.

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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 2 — Number of Options; Expiration Date, Section 10 — Exchange Consideration; Terms of Replacement Options and Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options, is incorporated into this Item 5(e) by reference. The 2008 Long-Term Incentive Plan, as amended, filed as Exhibit 99(d)(1), is incorporated into this Item 5(e) by reference. The Amended 2001 Stock Incentive Plan, filed as Exhibit 99(d)(2), is incorporated in to this Item 5(e) by reference. The Amended and Restated Directors’ Stock Option Plan, filed as Exhibit 99(d)(3), is incorporated in to this Item 5(e) by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a) Purposes. The information set forth in the Offer to Exchange under Section 3 — Purpose of the Offer is incorporated into this Item 6(a) by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 3 — Purpose of the Offer, Section 6 — Acceptance of Eligible Options for Exchange and Issuance of Replacement Options and Section 13 — Status of Eligible Options Acquired by Us in the Offer is incorporated into this Item 6(b) by reference.
     (c) Plans. The information set forth in the Offer to Exchange under Section 3 — Purpose of the Offer and Section 11 — Information About Lime is incorporated into this Item 6(c) by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) Source of Funds. The information set forth in the Offer to Exchange under Section 2 — Number of Options; Expiration Date and Section 10 — Exchange Consideration; Terms of Replacement Options is incorporated into this Item 7(a) by reference.
     (b) Conditions. Not applicable.
     (d) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities Ownership. The information set forth in the Offer to Exchange under Section 12 — Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options and Schedule A: Information About Our Directors and Executive Officers is incorporated into this Item 8(a) by reference.
     (b) Securities Transactions. The information set forth in the Offer to Exchange under Section 12 — Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options is incorporated into this Item 8(b) by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or Recommendations. Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Information. The information set forth in Part II, Item 8 — Financial Statements and Supplementary Data of Lime’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on March 31, 2008, and the information set forth in Part I, Item 1 — Financial Statements of Lime’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 14, 2008, is incorporated into this Item 10(a) by reference. The information set forth in the Offer to Exchange under Section 11 — Information About Lime and Section 18 — Additional Information, Schedule C: Unaudited Pro Forma Consolidated Financial Information, and Schedule D: Unaudited Pro Forma Condensed Combined Balance Sheet is incorporated into this Item 10(a) by reference.
     (b) Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     (1) The information set forth in the Offer to Exchange under Section 12 — Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options is incorporated into this Item 11(a)(1) by reference.
     (2) The information set forth in the Offer to Exchange under Section 14 — Legal Matters; Regulatory Approvals is incorporated into this Item 11(a)(2) by reference.
     (3) Not applicable.
     (4) Not applicable.
     (5) Not applicable.
     (b) Other Material Information. Not applicable.
ITEM 12. EXHIBITS.

Exhibit
Number	Description
99(a)(1)(A)	Offer to Exchange Eligible Stock Options for Replacement Options, dated January 28, 2009.
99(a)(1)(B)	Instructions to Election Form.
99(a)(1)(C)	Form of Election Form.
99(a)(1)(D)	Instructions to Notice of Withdrawal.
99(a)(1)(E)	Form of Notice of Withdrawal.
99(a)(1)(F)	Form of Confirmation of Receipt of Election Form.
99(a)(1)(G)	Form of Confirmation of Receipt of Notice of Withdrawal Form.
99(a)(1)(H)	Form of EMail Reminder of Expiration Date.
99(a)(1)(I)	Email dated January 28, 2009 from Lime to Eligible Participants.
99(a)(1)(J)	Lime’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on March 31, 2008 and incorporated herein by reference.
99(a)(1)(K)	Lime’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 14, 2008 and incorporated herein by reference.
99(a)(1)(L)	Lime’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2008 and incorporated herein by reference.
99(a)(1)(M)	Lime’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 5, 2008 and incorporated herein by reference.
99(a)(1)(N)	Lime’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 31, 2008 and incorporated herein by reference.
99(a)(1)(O)	Lime’s Definitive Proxy Statement on Schedule 14A for the fiscal 2008 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 22, 2008 and incorporated herein by reference.
99(a)(1)(P)	Lime’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on December 31, 2008 and incorporated herein by reference.
99(a)(1)(Q)	Lime’s Registration Statement on Form S-4 (333-156924), filed with the Securities and Exchange Commission on January 23, 2009 and incorporated herein by reference.
99(a)(1)(R)	A description of Lime’s common stock contained in the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on February 21, 2008, including any amendment or report filed for the purpose of updating such description.
99(d)(1)	Lime’s 2008 Long-Term Incentive Plan, as amended, incorporated herein by reference to Appendices B and C of the Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on December 31, 2008.

Exhibit
Number	Description
99(d)(2)	Lime’s Amended 2001 Stock Incentive Plan, incorporated herein by reference to Annexes A and B of the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2006.
99(d)(3)	Lime’s Amended and Restated Directors’ Stock Option Plan, incorporated herein by reference to Exhibit 4.63 of the Quarterly Report on Form 10-Q for the period ended March 31, 2004 and filed on May 13, 2004.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2009

LIME ENERGY CO.
By:	/s/ Jeffrey R. Mistarz
Chief Financial Officer, Treasurer and Corporate Secretary

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